FILED BY GINGKO ACQUISITION CORP. PURSUANT
TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: INFORMATION RESOURCES, INC.
REGISTRATION NO. 333-108592

GINGKO ACQUISITION CORP. EXTENDS TENDER OFFER
EXPIRATION DATE OF ITS OFFER FOR INFORMATION
RESOURCES, INC.

PALO ALTO, CALIFORNIA – October 7, 2003: Gingko Acquisition Corp. announced today that it has extended the expiration date of its offer (the “Offer”) for all of the outstanding shares of common stock of Information Resources, Inc. (NASDAQ: IRIC) until 12:00 midnight, New York City time, on October 29, 2003, unless the Offer is extended to a later date. Gingko noted that the Offer has been extended to enable the parties to obtain SEC approval clearing the Offer materials and declaring effective the Registration Statement that seeks to make the contingent value rights included in Gingko’s Offer registered and freely tradable. The Offer was initially set to expire at 12:00 midnight, New York City time on October 10, 2003.

According to LaSalle Bank National Association who is serving as the Depositary in connection with the Offer, as of October 6, 2003, holders of approximately 1,140,476 shares of Information Resources common stock have tendered their shares pursuant to the Offer.

Certain Additional Information

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons. The solicitation and offer to buy Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the Offer.